                           UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                    FORM 6-K

                        Report of Foreign Private Issuer

                         Pursuant to Rule 13a-16 or 15d-16
                       under the Securities Exchange Act of 1934

                     For the date of  18 November, 2009

                      ALLIED IRISH BANKS, public limited company

                      Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Embargo 07:00	18th November 2009

Allied Irish Banks, p.l.c.

INTERIM MANAGEMENT STATEMENT

Allied Irish Banks, p.l.c. ("AIB") [NYSE:AIB] is issuing the following update on business and key performance trends. Please note that all trends in the update are in constant currency terms.

OVERVIEW

Our financial results for 2009 are expected to reflect solid operating profits before bad debt provisions set against a background of a very difficult operating environment. We expect operating profit to be achieved in all divisions - Republic of Ireland, Capital Markets, UK and CEE.

The bad debt charge will be heavily weighted to the loans that have been identified for potential transfer to NAMA over the coming months. These loans are predominantly in our Republic of Ireland and, to a much lesser extent, UK divisions. Excluding the Republic of Ireland, the other three divisions collectively are expected to remain profitable this year underlining the importance of international diversification. It is expected that Capital Markets and CEE have little or no assets that will transfer to NAMA. M&T continues to perform well relative to its US regional banking peers and its Q3 financial performance exceeded market consensus expectations.

Our principal source of funding continues to be our stable customer deposits which at the end of September comprised 50% of our total funding, up 1% since the end of June. In wholesale markets, liquidity is significantly better than in the early part of the year as illustrated by a wider range of counterparties, increased balances across our global funding programmes and our recent un-guaranteed senior debt issues in the public markets. We are experiencing modest improvement in pricing, particularly for shorter duration funding, although term pricing remains elevated and conditions are more challenging than historic norms.

Our capital ratios continue to exceed minimum regulatory requirements and we continue to actively consider the range of potential sources of additional capital as outlined in our statement of 16th September.

OPERATING PROFIT

Diverse multi-national sources of income and intense management of our cost base is driving an expected underlying operating profit of around €2bn in 2009 before bad debt provisions.  Capital Markets continues to perform very strongly; operating profit from this division is expected to be ahead of the level achieved in 2008 and to be the largest divisional contributor to group profit. The quality of our Polish business and the relatively positive economic conditions in which it is operating is likely to result in a broadly similar operating profit in 2009 relative to 2008. Income pressure and most particularly the cost of customer deposits is the key driver of reduced operating profits in our Republic of Ireland and United Kingdom divisions.

Loan and deposit volumes

Weak demand for credit is likely to result in year end gross customer loans being broadly in line with last year. Increased impairment however is expected to reduce year on year net customer lending by around 4%. The low level of demand is most apparent in Ireland despite our reaffirmed commitment to our domestic market. For example, we anticipate providing around €2bn of new lending this year to our SME customers, delivered through our extensive branch network, 15 dedicated business centres and 250 relationship managers. We are providing 1 in 3 of all new mortgages and first time buyer drawdowns are currently up this year by around 28%. We are targeting a small increase in our Polish book as we take higher return opportunities, particularly in the personal market. In other international markets our priority continues to be on de-leveraging the balance sheet.

At our half year results presentation we said customer deposits had stabilised following outflows in the first quarter of 2009. This stability has continued and the full year balance is expected to increase over the half year level.

Margins

We expect the net interest margin to reduce by around 25 basis points (bps) from 221 bps in 2008. The primary negative catalyst continues to be the cost of customer deposits partly offset by improving returns on our loan book and higher treasury margins.

     Non-Interest Income

Lower fees from banking activity, investment banking and asset management and the cost of the Government Guarantee Scheme will reduce non-interest income in 2009, partly offset by some bond disposal gains. Overall, we expect non-interest income to reduce this year by over 10%.

     Costs

Further and ongoing savings are being achieved and are continuing the downward trend in costs. In 2009 we are targeting costs to fall by around 5% following the 5% reduction already achieved in 2008. A key driver of this improving trend is the number of people employed which has reduced by over 1,500 in the 9 months to September on a full time equivalent basis. All expense categories across the group are subject to scrutiny and review as we develop further savings initiatives.

ASSET QUALITY

Deterioration in our overall loan book continues but the pace of that deterioration is slowing. This trend reflects the significant portion of the book already criticised rather than a material improvement in the quality of the book or operating conditions. The increase in criticised loans in the second half of 2009 is expected to be significantly less than the €18bn increase in the first half. Additions to impaired loans continue to be heavily weighted to those previously indicated property & construction exposures that may transfer to NAMA. At our half year results presentation we said that a bad debt charge outlook figure for 2009 was likely to be overtaken by the implementation of the first phase of NAMA. Accordingly we did not revise the previously guided figure of €4.3bn provided in May. We did however note that in light of the continuing deterioration in the economies in which we operate, particularly in Ireland, the risk to that figure of €4.3bn was that it would be higher. We now expect the bad debt charge for 2009 to be around €5.3bn, with the increase predominantly on the €24bn portfolio indicated in September by the Minister for Finance that may transfer to NAMA. Of that €24bn portfolio, c. €6.7bn was impaired at the half year and we expect the impaired element to have increased at year end by c. €3.8bn to €10.5bn. In our statement of 16th September our estimate of balance sheet provisions at the end of 2009 for NAMA loans was c. €3.5bn. We now expect those provisions to be c. €4.2bn.  Accordingly, there is no material change other than timing to our assessment of the combined effect of NAMA writedowns and bad debt charges on our profit and capital.

An outline estimated profile of the €24bn loans indicated in September that may transfer to NAMA is as follows:

	Landbank & Development €bn	Associated €bn	Total €bn
Republic of Ireland	14.2	6.4	20.6
United Kingdom	2.6	0.7	3.3
Rest of World	0.2	-	0.2
	17.0	7.1	24.1

Performing at 30th June 2009			c. 17.4
Impaired at 30th June 2009			c. 6.7

Forecast performing at 31st December 2009			c.13.6
Forecast impaired at 31st December 2009			c.10.5

Balance sheet provisions at 30th June 2009			c. 2.3
Forecast balance sheet provisions at 31st December 2009			c. 4.2

We continue to work closely with the NAMA team. In our statement of 16th September we noted that the Minister guided an average industry wide discount of 30% for NAMA eligible loans and had stressed the variability between banks. Based on our work to that point, we said then that we expected the discount for AIB loans that may transfer to NAMA to be less than the estimated industry wide average of 30%. The actual outcome however can only be known following an extensive exercise in which those loans are individually valued on a case by case basis by NAMA. We expect to provide an updated estimate of the likely effect on AIB when there is more clarity on matters such as the final amount of loans to be transferred, pricing and transfer timing of loans, fees payable to AIB, fair value of the consideration to be received and due diligence is completed. In the meantime, it is our view that there is no reason to believe that the average discount applicable to AIB's NAMA eligible loans will fall significantly outside the Minister's guidance of 30%.

Following the expected enactment of the NAMA legislation an application by AIB to participate in the NAMA bank asset acquisition scheme is to be considered by our shareholders at an EGM to be convened shortly.

In our Republic of Ireland division loan book of around €78bn, c. €57bn is "non-NAMA" of which around €27bn is in personal mortgages. Recent reviews show some signs of stabilisation and the overall provision requirement in the portfolios comprising the aforementioned €57bn has not materially increased since the half year. At the end of 2009 the €27bn mortgage portfolio is expected to include close to €500m of impaired loans and have balance sheet provisions of c. €125m. The remaining €30bn of the pro-forma Republic of Ireland division loan book is expected to include impaired loans of c. €3.7bn and will have balance sheet provisions of c. €1.8bn.

In our other divisions - Capital Markets, UK and CEE, there are signs of stabilisation and in the second half of 2009 we are expecting the bad debt provision charges to be lower in Capital Markets & CEE and broadly similar in the UK relative to the charges incurred in the first half to June. Impaired loans and bad debt charges are clearly higher than in previous years, reflecting more difficult conditions in all markets and the prudent balance sheet provisions in each division reflects these conditions. In the UK, property & construction (including €3.3bn of aforementioned loans that could transfer to NAMA) and leisure are the sectors receiving our particularly close attention. Leveraged transactions in Capital Markets and property and consumer loans in Poland are also being tightly managed.

FUNDING

As already noted, our customer franchise deposits are a stable and growing part of our overall funding. Our customer loan to deposit ratio was at 152% at the end of September, down from 156% at the end of June and we continue to target a progressive reduction in this ratio. NAMA will be a major liquidity event in the Irish market, materially reducing loan to deposit ratios and the NAMA bonds received as consideration for loans that may be transferred to NAMA would substantially increase our level of qualifying liquid assets. Our level of qualifying liquid assets / contingent funding was €54bn at the end of September.

Our recent success in sourcing non Government guaranteed and unsecured deposits represents a key positive change in market sentiment. In recent weeks we have raised a total of €1.75bn of term funding in 2 separate bond issues for 3 years and 5 years respectively. There was strong demand for both issues, which were heavily oversubscribed by a wide range of overseas investors.

Agreement on the terms and conditions of a modified Government guarantee is expected shortly. The fee is expected to be higher than that for the existing guarantee, although applicable to what we anticipate will be an increasingly lower level of covered liabilities.

CAPITAL

Our core tier 1 capital ratio at the end of September was c. 8.5% and reflected the accelerated timing of bad debt provisions on the loans that may transfer to NAMA.

In our 16th September statement we referred to our intention to raise capital over the next 12/18 months and we outlined the potential sources of that capital - the equity market, a strategic investment and asset sales / business disposals. In that statement we also acknowledged the Government's intent to assist and support capital raising measures and its appreciation that such measures should be taken over a reasonable timeframe. Our firm intention and resolve to strengthen our capital position is unchanged. Market expectations and regulatory requirements for banks to hold higher levels of capital continue to evolve and in that context we are reviewing the quantum and ratios appropriate for AIB.

In the 3 months to the end of September our shareholders' equity increased by c. €333m, due to an increase in the fair value of Available for Sale securities.

INTERACTION WITH EUROPEAN COMMISSION (EC)

The EC will consider over the coming months the competitive effects of state aid on our business and markets. We are engaging constructively with the EC and our restructuring plan has been submitted in recent days and accordingly consideration of potential outcomes is premature at this very preliminary stage.

Further details of our performance and outlook will be provided in our 2009 Preliminary Results announcement scheduled for 3rd March 2010.

-ENDS-

For further information please contact:

Alan Kelly	Catherine Burke
General Manager, Group Finance	Head of Corporate Relations
AIB Group	AIB Group
Dublin 4	Dublin 4
Tel: +353-1-641 2162	Tel: +353-1-641 3894

Forward-looking statements

This document contains certain "forward-looking statements" within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Exchange Act of 1934, as amended, regarding the belief or current expectations of the Group, AIB's Directors and other members of its senior management about the Group's financial condition, results of operations and business of the Group and certain of the plans and objectives of the Group, including statements relating to possible future write-downs or impairments. In particular, certain statements with regard to management objectives, trends in results of operations, margins, risk management, competition and the impact of changes in Financial Reporting Standards are forward-looking in nature. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward looking statements sometimes use words such as 'may', 'could', 'would, 'will, 'aim', 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group's future financial position, income growth, business strategy, projected costs, capital position, estimates of capital expenditures, and plans and objectives for future operations. Because such statements are inherently subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking information.

These forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside the control of AIB and are difficult to predict, that may cause actual results to differ materially from any future results of developments expressed or implied from the forward-looking statements. Factors that could cause actual results to differ materially from those expressed or implied include, but are not limited to, changes in economic conditions globally and in the regions in which the Group conducts its business, changes in fiscal or other policies adopted by various governments and regulatory authorities, the effects of competition in the geographic and business areas in which the Group conducts its operations, the ability to increase market share and control expenses, the effects of changes in taxation or accounting standards and practices, acquisitions, future exchange and interest rates, the risk that the Group may not participate in NAMA or that the NAMA Scheme may turn out to be unsuccessful in achieving its goals, the lack of control over the nature, number and valuation of the assets to be transferred to NAMA and the success of the Group in managing these events.

The Group cautions that the foregoing list of important factors is not exhaustive. Investors and others should carefully consider the foregoing factors and other uncertainties and events when making an investment decision based on any forward-looking statement. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this Report may not occur.

The forward-looking statements speak only as of the date of this document. Except as required by the Irish Financial Regulator, the Irish Stock Exchange, the UK Financial Services Authority, the London Stock Exchange or applicable law, AIB does not have any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, further events or otherwise. AIB expressly disclaims any obligation or undertaking to publicly release any updates or revisions to any forward-looking statement contained in this document or incorporated by reference to reflect any change in AIB's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

                               Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                               ALLIED IRISH BANKS, p.l.c.
                                               (Registrant)

Date  18 November, 2009

                                                        By: ___________________
                                     John O'Donnell
                                                   Group Director, Finance,
                                                              Risk and Enterprise Technology
                                                   Allied Irish Banks, p.l.c.